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                          August 3, 2021

       Paul E. Smithers
       President and Chief Executive Officer
       Innovative Industrial Properties Inc.
       1389 Center Drive, Suite 200
       Park City, UT 84098

                                                        Re: Innovative
Industrial Properties Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 20, 2021
                                                            File No. 333-258043

       Dear Mr. Smithers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Carrie Long